FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated March 24, 2009

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic signs exclusive casino deal with The Gaming Network

www.lottery.co.uk the first of TGN’s sites to feature CryptoLogic’s innovative casino games

March 24, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, has signed an agreement to provide its Internet casino software to The Gaming Network (TGN), owner of some of the U.K.’s most popular gaming sites, starting in the third quarter of 2009. The first TGN brand to carry CryptoLogic software will be www.lottery.co.uk, which receives more than 2.2 million page views and 800,000 unique visits per month.

Under the agreement, CryptoLogic becomes TGN’s exclusive supplier of download casino software, and will also supply TGN’s brands with a full suite of non-download casino games.

“CryptoLogic’s casino software is both highly popular and highly profitable, and today that earns us the confidence of yet another European customer,” said Brian Hadfield, CryptoLogic’s President and CEO. “It’s significant that through one agreement, CryptoLogic will supply Internet casino software to several leading brands — and that will add to our revenue and profitability in late 2009 and beyond.”

The Gaming Network (TGN) is a fully licensed network gaming platform that operates under a license issued by the Lotteries and Gaming Authority of Malta. In addition to www.lottery.co.uk, TGN’s popular brands include www.bingoboogie.co.uk, and www.bingonanza.co.uk.

“We are very familiar with CryptoLogic’s innovative and entertaining casino software,” said Andrew Branscombe, CEO of The Gaming Network. “We are extremely pleased to be using these industry-leading games on the brands we operate, beginning with Lottery.co.uk. We look forward to hearing the feedback from our players and to introducing the full suite of CryptoLogic games on our other popular sites.”

With more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. CryptoLogic has earned rave reviews from industry peers and players alike, and just recently earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“This deal with The Gaming Network puts CryptoLogic’s casino games on successful, high-traffic sites in markets where we continue to grow — and that fits in perfectly with our business strategy,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

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CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham ext 229 jgraham@argeylcommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.